XD Fund Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: XD Fund Trust

Registration Statement on Form N-1A/A

To Whom It May Concern:

On behalf of XD Fund Trust (the “Trust”), attached hereto for filing is Pre-Effective Amendment No. 1 (the “Amendment”) to the Registrant’s registration statement on Form N-1A relating to one series of the Trust, XD Treasury Money Market Fund (the “Fund”), which seeks to be a government money market fund pursuant to Rule 2a-7 under the 1940 Act. The Amendment is being filed in response to staff comments to the Registration Statement filed on October 27, 2023 and to incorporate other information and disclosures.

The SEC Staff is requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP, Counsel for the Trust, at (303) 892-7381.

Sincerely,

/s/ Sreevatsan Rajagopalan

Sreevatsan Rajagopalan

Secretary

XD Fund Trust

Enclosure

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP